FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                             For November 15, 2002

                       Commission File Number: 000-29644

                                ARM HOLDINGS PLC
                (Translation of registrant's name into English)

                               110 Fulbourn Road
                               Cambridge CB1 4NJ
                                    England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F X        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                               INDEX TO EXHIBITS


Item
----
1.            Press release dated November 4, 2002
2.            Press release dated November 5, 2002
3.            Press release dated November 11, 2002
4.            Press release dated November 12, 2002
5.            Press release dated November 12, 2002
6.            Press release dated November 13, 2002
7.            Press release dated November 14, 2002

                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 15, 2002
                                             ARM HOLDINGS PLC.


                                             By:  /s/Tim Score
                                                ---------------
                                             Name: Tim Score
                                             Title: Chief Financial Officer

                                                                        ITEM 1.




                      ARM ATAP PROGRAM EXPANDED IN EUROPE

    Accent and Telecom Italia Lab join the ATAP program to further bring diversity to European design resources


CAMBRIDGE, UK - Nov. 4, 2002 - ARM, [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that Accent and Telecom Italia Lab, have joined ATAP(TM), the ARM technology access program, bringing the total number of ATAP Partners to 36, and further strengthening design resources in Italy and the rest of Europe. The addition of these new Partners to the program increases the ATAP program engineering resource to more than 3,350 engineers.

Accent, a design center ranked sixth in Europe according to a report by Future Horizons, brings its unparalleled expertise in silicon implementation and effective design flows to the ARM ATAP program and its Foundry Program Partners.

"This step is a formalization of the existing relationship between Accent and ARM, and recognition of Accent as an ARM approved design center," said David Lewis, ATAP program manager, ARM. "Accent pioneered ARM core-based SoC and IP hardening design in the late 1990s. With its expertise and leadership in the development of ARM core-based SoCs, Accent will provide our Partners with extra design resources, enabling them to bring their products to market quickly."

Accent has a long history of ARM core-based SoC and AMBA(R) technology-based IP peripheral development. All projects were first-time working systems with different ARM cores. Accent has experience of the full spectrum of ARM deliverables to enable the company to take designs from concept through design to manufacture.

"Joining the ARM ATAP program is the right move to support our company strategy of growing by attracting high-value design services," said Massimo Vanzi, general manger, Accent. "Accent has successfully taped-out a large amount of complex ICs. As an ATAP Partner, Accent's potential customers, small and medium-size OEMs and fabless companies with a SUDL license, can now take advantage of our well established expertise in ARM core-based design for deep sub-micron technology and of our consolidated experience in working with foundries."


Telecom Italia Lab's System-on-Chip (SoC) Division, based in Turin, Italy, supports customers in designing advanced solution for wireline, wireless, networking systems, from system definition to hardware and embedded software implementation.

 "In our Labs, we are working to design the next-generation telecom products that can enable innovative services for Telecom Italia," said Luigi Licciardi, vice president, Telecom Italia Labs. "3G systems as well as home gateway and security components require high flexibility, individually tuned to customer requirements. ARM's market penetration in the mobile terminals market, together with our telecom and IP expertise, will be the key factor for the success of our designs."

"Telecom Italia Labs brings to the ATAP Partnership, a valuable system level perspective and expertise in the modeling and implementation of mobile, home gateway and smart card products based on the ARM(R) architecture," said David Lewis, ATAP program manager, ARM. "Telecom Italia Labs are enabling the acceleration of product development and new services deployment, and their methodology is a perfect fit with the ARM total solution.

About the ATAP Program
There are currently 36 Partners in the ATAP program, with a resource of more than 3,350 engineers available to work on ARM core-based SoC designs. ATAP design Partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA(R) interface peripherals and development techniques. Each Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ATAP program also provides additional benefits such as geographic and time-zone locality and local language support. For more information on the ATAP program, please email info@arm.com or visit the ARM website.


About Accent
Accent Srl is a joint venture incorporated in 1993 between STMicroelectronics (51%) and Cadence Design Systems (49%). Accent is a leading provider of electronic design services and platform-level intellectual property (IP) in the field of multimedia, telecom, automotive applications and low-power general computing. Accent's offerings include System-on-Chip Design, Silicon Implementation, Analog and Mixed Signal Design, and IP Reuse services. Additional information is available at www.accent.it.


About Telecom Italia Lab - System-On-Chip
Telecom Italia Lab (http://www.telecomitalialab.com) is a Telecom Italia Group company founded to promote and achieve innovation, through the identification and development of significant business opportunities offered by the Information and Communication Technology market. System-On-Chip Division (http://www.idosoc.com) represents a worldwide excellence center for research and development of innovative ICT products, systems and services. System-On-Chip provides customers with one stop solution service based on:
Application & System Consulting; Field Trial and Testbed Services; wide set of programmable and synthesizable IP cores (VIPlibrary(R)), system level Virtual Platforms (VIPlatform(TM)); xDSL and IC Cards Performance & Interoperability Testing Services.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com



                                      ENDS



ARM and AMBA are registered trademarks of ARM Limited. ATAP is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and
Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

                                                                        ITEM 2.



                       ARM SECURCORE Family SUPPORTS SUN
                       MICROSYSTEM'S JAVA CARD TECHNOLOGY

  ARM integrates Jazelle technology for Java Card technology acceleration into SecurCore microprocessors for next-generation smart cards

CAMBRIDGE, UK - Nov. 5, 2002 -ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, today announced at Cartes 2002, Paris, that it has licensed Sun Microsystems'(R) Java Card(TM) technology, enabling it to optimize its ARM(R) Jazelle(TM) technology specifically for the Java Card platform. ARM has integrated the enhanced Jazelle technology into its SecurCore(TM) family of microprocessors, resulting in one of the smallest, highest performance and most tightly integrated Java Card acceleration technologies available to smart card developers today.

In July 2002, Clare Hirst and Andrew Phillips of Dataquest said, "About one-third of SIM cards shipped during 2001 contained the Java Card application programming interface. Smart card-based applications can be developed and validated more quickly with Java Card technology, reducing time-to-market for new smart card programs."

ARM's enhanced Jazelle technology offers an optimized combination of acceleration hardware and software. The hardware integrated into the ARM SecurCore SC200(TM) core consists of only 6K gates of logic. The core, when combined with the ARM Java Technology Kit (JTEK-JC) software acceleration technology, provides up to 10 times the level of performance of existing 8- and 16-bit solutions. Another key advantage of the Jazelle technology for highly power-constrained systems such as smart cards is to reduce the energy consumption for a typical Java Card application by up to 80 percent.

"The licensing of Java Card technology strengthens ARM's commitment to the Java platform and underscores the relationship between ARM and Sun," said Peter Cattaneo, director of Java Card Business and Solutions, Sun Microsystems. "This agreement will enable ARM to offer Jazelle acceleration on the Java Card platform, delivering a high-performance smart card solution, and fueling the growth of Java Card technology-enabled smart card deployments worldwide."

"The combination of Sun's Java Card technology, the industry's platform of choice for smart cards, and ARM's SecurCore family, the most widely available 32-bit RISC smart card solution on the market today, will help drive the next generation of smart card development," said Dominique Lutz, Secure segment manager, ARM. "Our collaboration with Sun has enabled us to better address our Partners' smart card technology requirements, and has allowed us to offer an integrated hardware/software solution that provides developers with the accelerated Java Card performance technology they need to meet growing consumer demands."

About SecurCore Family of Microprocessors
SecurCore technology targets the rapidly growing smart card market, enabling the development of fast, secure, ARM Powered(R) card-based solutions for a variety of applications including mobile communications, pay TV, financial systems, health care and identification. The synthesizable SecurCore family provides a high-performance, low-power microprocessor solution that includes innovative and integrated security features within the core.

Availability
The ARM SecurCore SC200 core and JTEK-JC acceleration technology are licensable now from ARM.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

                                      ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. SecurCore, SC200 and Jazelle are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

Sun, the Sun log, Sun Microsystems, Java, Java Card are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and in other countries.

                                                                         ITEM 3


EMBARGOED until November 11, 2002:  2:00 p.m. GMT/9:00 EST


              National Semiconductor and ARM Jointly Develop Power
                    Efficient Systems for Handheld Devices

     New Technologies Will Quadruple Battery Life for Portable Electronics

Santa Clara, Calif. AND Cambridge, UK - Nov. 11, 2002 - National Semiconductor Corp. (NYSE:NSM) and ARM, [(LSE:ARM); (Nasdaq:ARMHY)], today announced a strategic business relationship to jointly develop and market power efficient systems that will increase the battery life of handheld portable devices, in several stages from 25 percent to up to 400 percent.

This relationship is focused on developing an advanced technology that enables ARM Powered(R) system-on-chip (SoC) devices to dynamically adjust performance and power consumption to maximize energy conservation in portable devices. Proof-of-concept demonstrations of National's PowerWise(TM) technology and ARM's Intelligent Energy Manager(TM) technology will be on display at National's booth at electronica 2002 (November 12-15, New Munich Trade Fair Center, Hall A4, Booth A4.506).

Mobile Phone Users Want Longer Battery Life
"Consumers are demanding better performance and longer battery life from handheld devices," said Peter Henry, vice president for portable power products at National. "Every time you add a new capability such as multimedia systems or digital photography, it takes more power and reduces the lifetime of your battery. The only way to give consumers what they want --- more features and longer battery life --- is to improve the management of power consumption in portable devices. That is what National and ARM want to accomplish."

Joint Solution Benefits OEMs and Consumers
In current practice, processor vendors and power management IC manufacturers develop their technologies separately. Despite many improvements, power efficiencies are reaching levels where only minimal gains can be achieved through conventional approaches. National and ARM intend to change this paradigm by developing a holistic system-level approach that intelligently manages performance and power consumption within an embedded system. The first phase of products will increase the efficiency of the digital baseband by 25 to 75 percent. This collaboration, benefiting handset manufacturers and consumers, is the first of its kind to address system-level power management for an expanding and demanding portable market.

This program leverages ARM's penetration into the mobile phone market of more than 70 percent, and National Semconductor's expertise in analog and power management. The overall handset market, including mobile phones, smartphones and handheld devices, is expected to grow to more than 525 million devices by 2006, an increase of 31 percent from 2002, according to research firm In-Stat/MDR.

"Innovative energy conservation for mobile and handheld applications is essential for the development and proliferation of advanced multi-media capable devices," said Mike Muller, chief technology officer of ARM. "By combining National's industry-leading PowerWise technology with ARM's low power CPU cores and Intelligent Energy Manager technology, we can enable OEMs to deliver enhanced functionality to end users in ultra compact and light weight form factors."

"Because of its leadership in developing low-power cores and software, ARM is the ideal partner to launch National's new PowerWise technology in the handheld market, where reliance on batteries makes energy conservation increasingly important," said Suneil V. Parulekar, senior vice president and general manager of National Semiconductor's Analog Products Group. "In addition to sharing technology, ARM and National also have highly compatible business and engineering objectives to serve our customers in their current voice-centric and future multimedia-rich designs."

Radical New Technology Uses Synthesizable Core
National's PowerWise technology is an umbrella solution that will be developed in several phases, with the first phase targeting embedded SoC devices in mobile phones. The heart of the solution is a synthesizable AMBA(R) methodology-compliant macrocell that works together with ARM Powered processors. It communicates with external PowerWise compliant power management chips using a PowerWise interface to reduce the system power supply to the absolute minimum necessary to meet the required level of performance.

ARM's Intelligent Energy Manager solution implements advanced algorithms to optimally balance processor workload and energy consumption, while maximizing system responsiveness to meet end-user performance expectations. The Intelligent Energy Manager technology works with the operating system and applications running on the mobile phone to dynamically adjust the required CPU performance level through a standard programmer's model. National's PowerWise on-chip macrocell then adaptively sets the minimum required power supply delivered by the external compliant power management chip.

New Solution Creates an Open Standard
National and ARM will work jointly with lead Partners and third parties to standardize the software programmer's model and the PowerWise high-speed, low-power interface between the SoC device and the external power management chip. Long sought by the market, these kinds of open standards will ensure supply-chain flexibility for manufacturers of personal electronic devices.

Products Available in 2003
National and ARM are also collaborating with other Partners to develop compatible OS support, design tools, and other necessary technologies. The joint solution will sample to key customers in the second quarter of 2003. Customers will be able to license the PowerWise synthesizable core directly from ARM and the external power supply chips from National. For additional information, visit powerwise.national.com or www.arm.com/powerwise.

About National Semiconductor

National Semiconductor is the premier analog company driving the information age. Combining real-world analog and state-of-the-art digital technology, the company is focused on the fast growing markets for wireless handsets; information appliances; information infrastructure; and display, imaging and human interface technologies. With headquarters in Santa Clara, California, National reported sales of $1.5 billion for fiscal year 2002 and employs about 10,000 people worldwide. Additional company and product information is available on the World Wide Web at www.national.com.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.


                                      ###

National Semiconductor is a registered trademark and PowerWise is a trademark of National Semiconductor Corporation. All other brand or product names are trademarks or registered trademarks of their respective holders.

ARM, ARM Powered and AMBA are registered trademarks of ARM Limited. Intelligent Power Manager is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.


Editorial Contacts
Mike He                  Solveig Loesch                 Michelle Spencer
National Semiconductor   National Semiconductor Europe  ARM
408-721-5222             +49-8141-35-1443               +44-1628 427780
mike.he@nsc.com          solveig.loesch@nsc.com         michelle.spencer@arm.com
---------------          ----------------------         ------------------------

                                                                        ITEM 4.


UNDER EMBARGO UNTIL 10AM UK TIME, TUESDAY, 12 NOVEMBER 2002


                   ARM JOINS VERISITY'S LICENSEE(TM) PROGRAM

MOUNTAIN VIEW, CALIF. AND CAMBRIDGE UK - Nov. 12, 2002 -Verisity Ltd. (Nasdaq:VRST), the leading supplier of essential technology and methodology for functional verification and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced that ARM has joined Verisity's LicenseE Program, with a view to opening up access to the e verification language. As a member of the LicenseE program, ARM will be a strong supporter of the drive toward e language standardization.

"As the Specman Elite(TM) tool continues to proliferate within ARM and our Partner base, it is now more important than ever to make e an open language," said Jonathan Morris, Systems program manager, ARM. "Our goal as members of the LicenceE program is to ensure that the e language becomes easily available to everyone."

ARM has adopted Verisity's testbench automation solutions because of the powerful capabilities that the e language provides. ARM also distributes e verification toolkits to its customers to aid in the integration of IP and measurement of compliance with the AMBA(R) on-chip bus specification. As a member in the LicenseE program, ARM will receive open access to the e language and will participate in the e Steering Committee. The Steering Committee's purpose is to drive the e language to standardization to better serve the verification market. All companies on the Steering Committee have equal say, including Verisity.

"Top industry companies are coming together through the LicenseE program in support of the e verification language," said Francine Ferguson, vice president of worldwide marketing for Verisity. "Technology leaders such as ARM are welcomed additions to the e Steering Committee and to the standardization effort."

ARM joins a prestigious list of strategic industry players supporting the e language initiative through the LicenseE program. Participating in the program is a number of Verisity customers, today including: Cisco Systems, Infineon Technologies, LSI Logic, Philips, PMC-Sierra and ST Microelectronics.

About Verisity
Verisity, Ltd. (Nasdaq: VRST), is the leading supplier of essential technology and methodology for the functional verification market. The company addresses customers' critical business issues with its market-leading software and intellectual property (IP) that effectively and efficiently verify the design of electronic systems and complex integrated circuits for the communications, computing, and consumer electronics global markets. Verisity's flagship verification solution, Specman Elite(TM), automates manual processes and detects critical flaws in hardware designs enabling delivery of the highest quality products and accelerating time-to-market. The company's strong market presence is driven by its proven technology, methodology, and solid strategic partnerships and programs. Verisity's customer list includes leading companies in all strategic technology sectors. Verisity is a global organization with offices throughout Asia, Europe, Israel, and North America. Verisity's principal executive offices are located in Mountain View, California, with its principal research and development offices located in Rosh Ha'ain, Israel. For more information, visit www.verisity.com.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

                                      ENDS


Verisity is a registered trademark of Verisity Design, Inc. LicenseE is a trademark of Verisity Design. All other trademarks are the property of their respective holders.

ARM and AMBA are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

For more information contact:

Ric Chope
Verisity Design, Inc.
(650) 934-6820
ric@verisity.com

ARM Contacts:

                                                                        ITEM 5.


                  eSILICON LICENSES ARM TECHNOLOGY THROUGH ARM
                                FOUNDRY PROGRAM

                   eSilicon(TM)joins ARM Foundry Program and
                  gains access to total development solution

CAMBRIDGE, UK and SUNNYVALE, Calif. - Nov. 12, 2002 - ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and eSilicon Corporation, a leading fabless custom chip company, today announced that eSilicon has signed a license for all cores within the ARM Foundry Program. ARM now offers the ARM7TDMI(R) core, the ARM922T(TM) core, the ARM946E(TM) core and the ARM1022E(TM) core through the Program.

eSilicon has also licensed the complete range of ARM(R) PrimeCell(R) peripherals and ETM macrocells, enabling accelerated development of ARM core-based system-on-chip (SoC) designs.

eSilicon will develop ARM core-based custom chips for semiconductor and systems companies across multiple market segments . ARM's embedded microprocessor cores will enable eSilicon to provide a streamlined business process that allows their customers to quickly and easily integrate 32-bit RISC processor performance into their designs.

"Licensing through the ARM Foundry Program is proof of eSilicon's commitment to partnering with the world's leading developer of semiconductor technology," said Hao Nham, vice president and general manager of design services at eSilicon. "Access to ARM microprocessor cores and the ARM PrimeCell peripherals enables us to support the development of high-performance, low-power SoC designs for use across a wide variety of embedded computing applications."

"The ARM Foundry Program is ideal for a highly-focused semiconductor company like eSilicon that moves quickly to meet market demands and deliver innovative silicon solutions," said John Rayfield, VP, US Marketing, ARM. "Access to ARM's high-performance, low-power microprocessor cores, in conjunction with our suite of ARM PrimeCell peripherals and ETM macrocells, will enable eSilicon to develop competitive, cost-effective products and reduce time-to-market."

About the ARM Foundry Program
The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology for use in the design and manufacture of advanced SoC solutions. There are currently 50 Partners in the Foundry Program, which was launched in 2000. ARM now offers the ARM7TDMI(R) core, the ARM922T(TM) core, the ARM946E(TM) core and the ARM1022E(TM) core through the Program.

The Foundry Program offers a flexible partnership model that accelerates the time-to-market for ARM core-based designs and enables OEMs, which do not have access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. Unlike a traditional ARM license, where a licensee gains both manufacturing and design rights, the ARM Foundry Program builds a three-way Partnership between ARM, an approved silicon foundry and an OEM.

About ARM PrimeCell Peripherals
ARM PrimeCell Peripherals are re-usable soft IP macrocells developed to enable the rapid assembly of SoC designs. Ready to use, fully verified and compliant with the AMBA(R) on chip interconnect, the ARM PrimeCell product range is designed to provide right first-time functionality and high system performance.

By using the ARM PrimeCell peripheral range, designers save considerable development time and cost by concentrating their resources on developing the system design rather than the peripherals. ARM PrimeCell peripherals provide designers with a library of proven generic functionality that works reliably "Out Of The Box".

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About eSilicon
eSilicon Corporation is a full-service provider of custom chips to the world's leading electronics companies. Founded in 2000, the company's unique approach manages every step of the IC development process - from specification through manufacturing and delivery of packaged and tested parts. eSilicon offers value-added design and manufacturing expertise, with an ebusiness infrastructure that provides significant visibility, predictability and time-to-market advantages. Headquartered in Sunnyvale, Calif. with offices in Allentown, Pa., and Murray Hill, N.J., eSilicon has approximately 70 employees. For more information about eSilicon, visit www.eSilicon.com.

                                      ENDS


ARM, ARM7TDMI, AMBA and PrimeCell are registered trademarks of ARM Limited. ARM922T, ARM946E and ARM1020E are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

                                                                        ITEM 6.

                 TOWER SEMICONDUCTOR JOINS ARM FOUNDRY PROGRAM



MIDGAL HAEMEK, ISRAEL AND CAMBRIDGE, UK - Nov. 13, 2002 - Tower Semiconductor (NASDAQ: TSEM; TASE: TOWER) and ARM [(LSE: ARM); (NASDAQ: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, today announced that Tower has joined the ARM Foundry Program. Through the Program, Tower will gain access to two of ARM's most widely used embedded microprocessor cores, enabling Tower to produce customers' ARM(R)core-based products in its Fab 2 facility.

ARM will port its industry-leading ARM7TDMI(R) core and ARM922T(TM) core to Tower's standard-logic 0.18-micron process technology. Tower will make both cores available to customers by the first quarter of 2003.

"Establishing a relationship with one of the world's top IP providers certainly boosts our efforts to create a comprehensive, state-of-the-art IP portfolio for our Fab 2 facility," said Sergio Kusevitzky, senior director of IP and Design Services, Tower. "The availability of the ARM cores is part of our strategy to widen the IP portfolio. Not only do we want to give new and existing fabless customers more design options, but we are also committed to helping them shorten design cycles and accelerate time-to-market. This agreement is proof of our intention and gives our customers the confidence and the ability to achieve those goals."

 "Tower's willingness to work closely with ARM Partners will prove to be a great asset to our Foundry Program," said Bruce Beckloff, director, European Marketing, ARM. "With their strong focus on engineering excellence, Tower will enable fabless semiconductor companies as well as IDMs to realize their ARM Powered(R) designs in silicon with strong results in terms of both quality and yield."

As part of the agreement, ARM will validate cores built on Tower's 0.18-micron process to provide silicon proven IP. The ARM7TDMI core, a 32-bit embedded RISC processor delivered as a hard macrocell, enables system designers to build embedded devices requiring small size, lower power and high performance. Applications include personal digital assistants (PDAs), digital still cameras and pagers. Based on the high-performance ARM9TDMI(TM) 32-bit RISC CPU, the ARM922T core can serve as a platform for a wide variety of operating-system-based devices, next-generation smart phones and 3G-baseband and applications processors.

About the ARM Foundry Program
The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology for use in the design and manufacture of advanced system-on-chip
(SoC) solutions. There are currently 48 Partners in the Foundry Program, which was launched in 2000. ARM now offers the ARM7TDMI core, the ARM922T core, the ARM946E(TM) core and the ARM1022E(TM) core through the Program.

The Foundry Program offers a flexible partnership model that accelerates the time-to-market for ARM core-based designs and enables OEMs, which do not have access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. Unlike a traditional ARM license, where a licensee gains both manufacturing and design rights, the ARM Foundry Program builds a three-way Partnership between ARM, an approved silicon foundry, and an OEM.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com


                                      ENDS

ARM, ARM Powered and ARM7TDMI are registered trademarks of ARM Limited. ARM9TDMI, ARM922T ARM946E and ARM1022E are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE:ARM and Nasdaq:ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM, Taiwan; ARM France SAS; ARM China.

Safe Harbor for Tower Semiconductor LTD

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (ii) obtaining additional business from new and existing customers, (iii) obtaining additional financing for the Fab 2 project from wafer partners and/or equity partners and/or other sources, (iv) any failure by Tower to raise additional funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2002 and 2003, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (v) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (vi) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (vii) completing the construction of a new wafer manufacturing facility, (viii) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (ix) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies and (x) ramp-up of production at Fab 2.

A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included in our most recent Registration Statement on Form F-2, as filed with the Securities and Exchange Commission.




ARM Media Contact:

Michelle Spencer
+44 1628 427780
michelle.spencer@arm.com

Tower Media Contacts:

PR Agency Contact       Investor Relations Contact     Corporate Contact
Julie Lass              Sheldon Lutch                  Tamar Cohen
Loomis Group            Fusion IR & Communications     Tower Semiconductor Ltd.
+1 (512) 457 9400       +1 (212) 268 1816              +972-4650-6998
lassj@loomisgroup.com   sheldon@fusionir.com           pr@towersemi.com

                                                                        ITEM 7.


             FLEXTRONICS SEMICONDUCTOR BECOMES FIRST PARTNER IN NEW
                             ARM LICENSING PROGRAM

      Agreement Enables Flextronics to Licence ARM Cores to Third Parties


SUNNYVALE, CA AND CAMBRIDGE, UK-- Nov. 14, 2002 - Flextronics Semiconductor, a business unit of Flextronics, (NASDAQ: FLEX), the leading Electronics Manufacturing Services (EMS) provider, and ARM [(LSE: ARM) (NASDAQ: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, today announced that Flextronics Semiconductor is the first Partner to participate in the new ARM Approved Licensing Program. This new program will enable Flextronics Semiconductor to license specific ARM(R) core technology to their customers.

ARM has introduced this new licensing program to enable Partners such as Flextronics Semiconductor to license ARM core technology, thereby providing their customers with end-to-end services. The cores that can be currently licensed through Flextronics include the ARM7TDMI(R) core, the ARM922T(TM) core and the ARM946E(TM) core and this offering will be expanded in line with the products to be offered through the ARM Foundry Program.

"We have developed this new licensing program to enable even greater access to the industry-leading ARM architecture," said Mike Inglis, EVP, Marketing, ARM. "Flextronics is our first licensee in this new channel and as a global industry leader, they have extensive manufacturing, design and technology expertise to bring to OEMs worldwide. Our Partnership with them in this new program will further increase momentum and open new markets to both parties."

Since July 2002, Flextronics has been a member of ATAP(TM), the ARM technology access program. As a member, Flextronics' ASIC design centers in Niwot, Colorado (US) and Oak Ridge, Tennessee (US) have been providing design services utilizing the ARM core for their OEM customers.

"Having the ability to license ARM cores directly to our customers will enable Flextronics to further penetrate this valuable market," said Glen Wiley, VP of Semiconductor Technology, Flextronics. "By dealing with one party for core technology, design and manufacturing, Flextronics' customers can lower their costs while improving time-to-market."

About Flextronics Semiconductor
Flextronics Semiconductor, a business unit of Flextronics, provides ASIC products and IC design services. ASIC products include full system-on-chip
(SoC), standard cell and gate array ASIC (digital, analog, and mixed-signal); IC design services include FPGA (field-programmable gate array) conversion, ASIC retargeting and backend IC design capabilities. Flextronics Semiconductor has design centers worldwide that work with customers to deliver system-level solutions in silicon, increasing functionality and reliability while reducing cost. For more information, please visit Flextronics Semiconductor at www.flextronics.com/semiconductor.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

                                     # # #

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM922T, ARM946E and ATAP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and NASDAQ: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.